UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934.

For the fiscal year ended December 31, 2008.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

For the transition period from ________ to __________

Commission file number 001-33363

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FCStone Group Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FCStone Group, Inc.

1251 NW Briarcliff Parkway

Suite 800

Kansas City, Missouri 64116

(800) 255-6381

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrators

FCStone Group Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of FCStone Group Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules: schedule H, part IV, line 4(i) – schedule of assets (held at end of year) as of December 31, 2008 and schedule h, part IV, line 4(j) – schedule of reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri

June 29, 2009

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

Assets	2008	2007
Investments, at fair value:
FCStone Group, Inc. Common Stock Fund	$7,368,411	$56,911,037
General Fund	21,382,089	19,454,438
Mutual funds	5,899,615	8,261,725

Total investments, at fair value	34,650,115	84,627,200

Receivables:
Employer’s cash contribution	1,109,494	863,748
Receivable from trustee for pending trades	—	544,493
Accrued interest and dividends	2,050	5,341

Total receivables	1,111,544	1,413,582

Net assets reflecting all investments at fair value	35,761,659	86,040,782
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	140,109	19,214

Total assets	35,901,768	86,059,996

Liabilities
Payable to trustee for pending trades	48,477	200,000

Net assets available for benefits	$35,853,291	$85,859,996

See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$(49,473,065)	$51,963,635
Dividends and interest income	1,237,021	366,992
Employer’s cash contribution	1,109,689	885,129

Total (reductions) additions	(47,126,355)	53,215,756

Deductions from net assets attributed to— Benefits paid directly to participants	2,880,350	1,630,507

(Decrease) increase in net assets available for benefits	(50,006,705)	51,585,249
Net assets available for benefits at beginning of year	85,859,996	34,274,747

Net assets available for benefits at end of year	$35,853,291	$85,859,996

See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The FCStone Group Employee Stock Ownership Plan (the Plan) is a defined contribution plan administered by Associated Benefits Corporation (Plan Administrator). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, adopted on June 1, 2005, is a defined contribution plan available to all full-time employees of FCStone Group, Inc. and wholly-owned subsidiaries (Company or Plan Sponsor) who have attained age 21 and completed four months of service. The Plan enables employees to become beneficial owners of the common stock of FCStone Group, Inc. (Company Stock), as well as providing the ability to diversify those holdings in other investment options of various mutual funds and the General Fund (“Trust”). Effective in June 2007 the Company transitioned to Wells Fargo Bank N.A. (Trustee) as Trustee of the Plan. Prior to the transition, Marshall & Ilsley Trust Company N.A. served as trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In March 2007, the Company completed its initial public offering (IPO) of common stock in which a total of 8,797,500 shares of Company Stock were sold at an IPO price of $16.00 per share. Subsequent to the IPO, the Company redeemed 313,545 shares of Company Stock held by the Plan. Proceeds from the redemption totaling $4,665,550 were re-invested into a cash equivalent money market fund. Realized gains of $3,968,783 from the redemption, have been included in the net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2007.

(b)	Amendments

In December 2008, the Plan was amended to increase the Plan’s matching contribution percentage, effective as of September 1, 2008, from 50% of the first 8% of base compensation that a participant contributes to any eligible 401(k) plan of the Company to 62.5% of the first 8% of base compensation that a participant contributes. The increase was implemented by applying a matching contribution percentage, for the plan year beginning January 1, 2008 and ending on December 31, 2008, that is a weighted average of the foregoing percentages taking into account the increase as of September 1, 2008. Effective January 1, 2009, the Plan was also amended to eliminate the employment requirement as a condition to receiving a matching contribution (see Note 10).

(c)	Contributions

The Plan is funded by Company contributions. The Company’s matching contributions were equal to 54.17% and 50%, for the Plan year ending December 31, 2008, and 2007, respectively, of the first 8% of base compensation that a participant contributes to any eligible 401(k) plan of the Company, subject to certain limitations contained in the Internal Revenue Code of 1986, as amended. The Company may also elect to make discretionary contributions to the Plan as determined by the Company. Discretionary contributions are allocated to individual accounts based on the participants annual compensation as a percentage of total eligible participant compensation. There were no discretionary contributions made by the Company in 2008 and 2007. Participants must be employed on the last day of the year to be eligible to receive Company contributions, which may be remitted in the form of either cash or Company Stock. Contributions of Company Stock are recorded at fair value on the date contributed. Contributions by participants are not permitted.

(d)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with Company contributions and an allocation of investment income (loss). Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions of Company Stock, if any, can subsequently be diversified into any other investment option offered by the Plan.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Vesting

Participants become vested in the employer contributions and earnings thereon in accordance with the following schedule:

Vested percentage
Years of service:
Less than 2 years	None
2 year but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

The remaining unvested account balance becomes fully vested in the event of death, disability, or attainment of age 65, if still employed at such date.

(f)	Forfeitures

Any participant who terminates employment will forfeit the non-vested portion of their account balance as of the date of separation. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after five consecutive one year breaks in service. The balance of such forfeitures will be applied to reduce the Company’s matching contributions made to the Plan. In 2008 and 2007 the Company’s matching contributions were reduced by $0 and $21,381, respectively, as a result of such forfeitures. At December 31, 2008 and 2007, forfeited nonvested accounts available to reduce future employer contributions totaled $3,445 and $0, respectively.

(g)	Participant Loans

The Plan does not allow loans to participants.

(h)	Payment of Benefits

The benefit to which a participant is entitled is provided from the vested portion of a participant’s account balance. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, in-kind distribution of Company Stock or may elect to defer distribution, as set forth in the Plan. On termination of service due to death or disability, a participant may elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, or periodic installments over a period not to exceed five years unless a longer distribution period is requested in writing by the participant.

(i)	Voting Rights

Each participant has the right to direct the Trustee with respect to the voting of all shares of Company Stock, vested or non-vested, which are included in their participant account balance. The Trustee, at the direction of the Plan Administrator, will vote all Company Stock to the extent participant voting directions are not provided.

(j)	Stock splits

In February 2007, the Company issued a three-for-one stock split effected in the form of a stock dividend to stockholders of record at the close of business on February 26, 2007. Additionally, in July 2007 the Company’s Board of Directors approved a three-for-two stock split effected in the form of a stock dividend to stockholders of record at the close of business on September 27, 2007. The shares held by the Plan reflect these stock splits retrospectively.

(k)	Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

(2)	Summary of Significant Accounting Policies and Related Matters

(a)	Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well the amount necessary to adjust this fair value to contract value. As permitted by the FSP, the statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s investment in the Trust is fully benefit-responsive as of December 31, 2008 and 2007.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan invests in investments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by providing the ability to diversify investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election can be further diversified into varied financial instruments, with the exception of investments in Company Stock. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

(d)	Investment Valuation and Income Recognition

Investment options under the Plan include the Company Stock Fund, various mutual funds, and the Trust. The fair value of shares of the Company Stock Fund is based upon the fair value of the underlying investments, which include Company Stock and cash equivalents. Fair value of the mutual funds is based on quoted market prices from national securities exchanges.

The Trust is a stabilized fixed income portfolio managed by the Trustee. The objective of the Trust is to produce stable returns that are usually higher than traditional money market investments. The Trust usually experiences little or no fluctuation in principal value as it is invested predominately in direct obligations of the US Government and US Government Agencies. The underlying investments in the Trust, including a stable value fund, are stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. Benefit-responsive wrapper contracts with insurance carriers are used by the Trust to provide market and cash flow protection, and are presented at fair value. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-response distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan. The value of the Trust as determined using the contract value would result in an increase to fair value of $140,109 and $19,214 as of December 31, 2008 and 2007, respectively.

Management fees and operating expenses charged to the Plan for investment in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments and are borne by the participants.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Diversification

In July 2007, as required by the Pension Protection Act of 2006, the Plan was amended to allow participants the ability to diversify their holdings in the Plan by electing to divest shares of Company Stock held by each participant and re-invest those proceeds in other investments offered by the Plan. As a result of the amendment, all Plan participants can diversify their Company Stock holdings daily. As of the date participants could diversify the holding of Company Stock, the Plan held 1,247,848 shares of Company Stock which had appreciated in fair value by approximately $25,380,000 in 2007.

(f)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

(g)	Future Accounting Pronouncements

In April 2009, the FASB issued Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. FSP 157-4 provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. FSP 157-4 also requires increased disclosures. FSP 157-4 is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

(3)	Company Stock Fund

During 2007, the Plan began to offer the Company Stock Fund as an investment option, which is a unitized fund, holding cash and Company Stock. The Fund has a cash reserve in order to provide the liquidity necessary to process daily Company Stock transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total Fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2008 and 2007, the cash reserve totaled $235,087 and $1,044,058, respectively.

(4)	Investments

The following table presents investments held by the Plan at December 31, 2008 and 2007 that represent five percent or more of the Plan’s net assets.

	2008	2007
FCStone Group, Inc. Common Stock Fund:
FCStone Group, Inc. Common Stock	$7,133,324	$55,866,979
Wells Fargo Short Term Investment Fund G	235,087	1,044,058

	$7,368,411	$56,911,037

General Fund (Trust)	$21,382,089	$19,454,438

The Trust seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and interest is accrued daily and paid monthly. This investment is reported at fair value, as adjusted to contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the FSP discussed in Note 2.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

The Trust’s one-year total return was 4.92% and 4.74% for 2008 and 2007, respectively. The thirty-day effective yield, also known as the crediting interest rate, was 4.58% and 4.84% at December 31, 2008 and 2007, respectively. Both the one-year total return and the thirty-day effective yield are net of the annual trustee fee of 0.25%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2008 and 2007, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Trust without the need to access investment contracts.

During the years ended December 31, 2008 and 2007, respectively, the Plan’s investments (depreciated) appreciated in value, including gains and losses on investments bought and sold during the year, as shown below:

	2008	2007
FCStone Group, Inc. Company Stock	$(46,148,910)	$51,177,154
Mutual funds	(3,324,155)	786,481

Net (depreciation) appreciation in fair value of investments	$(49,473,065)	$51,963,635

(5)	Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and requires additional disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of FAS 157 in a market that is not active and provides key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

Effective January 1, 2008, the Plan adopted the provisions of SFAS 157 and FSP 157-3, with respect to its investments. The adoption of SFAS 157 and FSP 157-3 did not have a material impact on the Plan’s financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

A summary of the three levels of the fair value hierarchy under SFAS 157 is described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets and liabilities as of the reporting date.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are either directly or indirectly observable or can be corroborated by observable market data as of the reporting date.

Level 3 – Inputs to the valuation methodology are unobservable and significant inputs in situations where there is little or no market activity for the asset or liability and the entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The inputs or methodology used by valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

FCStone Group, Inc. Common Stock Fund – Shares of the Company’s Common Stock Fund are based upon the fair value of the underlying investments, which include Company Stock and cash equivalents. Cash equivalents consist of a short-term money market fund that is stated at cost, which approximates fair value. The shares of Company Stock are measured by the closing price listed by the NASDAQ exchange. The fair value of the Common Stock Fund is classified within level 1 of the valuation hierarchy.

Mutual funds – These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted market price in an active market and classified within level 1 of the valuation hierarchy.

General Fund – The underlying investments in the Trust, including a stable value fund, are stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. As discussed previously, these investments are primarily obligations of the US Government or US Government Agencies. The fair value of the wrapper contracts associated with the synthetic investment contracts have been based upon the estimated replacement costs of the wrap contracts projected during the life of the portfolio, as discounted. The underlying investments of the Trust are classified within levels 2 and 3 of the valuation hierarchy. The fair value of the Trust is classified within level 3 of the valuation hierarchy as the lowest level input significant to the fair value measurement of the Trust are the underlying securities that are classified within level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (12/31/2008)
FCStone Group, Inc. Common Stock Fund	$7,368,411	$—	$—	$7,368,411
General Fund (Trust)	—	—	21,382,089	21,382,089
Mutual funds	5,899,615	—	—	5,899,615

Total investments, at fair value	$13,268,026	$—	$21,382,089	$34,650,115

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

General Fund
Year Ended December 31. 2008
Balance, beginning of year	$19,454,438
Unrealized gains/(losses) relating to assets still held at the reporting date, net	(120,895)
Purchases and sales, net	2,048,546

Balance, end of year	$21,382,089

(6)	Exempt Party-In-Interest Transactions

At December 31, 2008 and 2007, the Plan held 1,610,231 and 1,213,708 shares of common stock of FCStone Group, Inc., the sponsoring employer, respectively, with a cost basis of $16,344,087 and $3,264,094. In conjunction with the initial public offering in March 2007, the Company redeemed 313,545 shares of Company Stock held by the plan. Proceeds from the redemption, totaling $4,665,550 were re-invested into a cash equivalent money market fund, and subsequently reallocated by Plan participants among the investment options offered by the Plan.

During the years ended December 31, 2008 and 2007, the Plan did not record any dividend income from Company Stock.

(7)	Plan Termination

Although it has not expressed any intention to do so, the sponsoring employer has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their individual accounts.

(8)	Federal Income Tax Status

The Plan has filed an application for a determination letter from the Internal Revenue Service that the Plan and its related Trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC) and is expecting to receive a response in 2009. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2008 and 2007

(9)	Reconciliation of Financial Statements to Form 5500

The investment in the General Fund is recorded at fair market value on Form 5500. The financial statements include an adjustment from fair value to contract value for the General Fund. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

2008
Net assets per the Form 5500	$35,713,182
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	140,109

Net assets available for benefits per financial statements	$35,853,291

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the years ended December 31, 2008 to the Form 5500:

2008
Net loss per the Form 5500	$(50,146,814)
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	140,109

Decrease in net assets available for benefits per the financial statements	$(50,006,705)

(10)	Subsequent Event

Effective January 1, 2009, the Plan was amended, so that only participants who are actively employed on the last day of the Plan year shall be eligible to share in the allocation of discretionary contributions, if any, for the Plan year. However, participants will no longer be required to be actively employed on the last day of the Plan year to be eligible for the allocation of the matching contributions for the Plan year. The individual accounts will be credited with Company contributions on a bi-monthly basis instead of once a year.

Effective January 1, 2009, the Plan was amended and participants who are not actively employed on the last day of the Plan year due to retirement, total and permanent disability, or death, shall share in the allocation of discretionary contributions, if any, for such Plan year.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FCStone Group Employee Stock Ownership Plan (Name of Plan)

Date: June 29, 2009	/s/ William J. Dunaway
William J. Dunaway Chief Financial Officer

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
*	FCStone Group, Inc. Company Stock Fund:
*	FCStone Group, Inc. Common Stock	1,610,231 shares of company stock	$7,133,324
*	Wells Fargo Short Term Investment Fund G	Money market fund	235,087

	Total Common Stock Fund		7,368,411

	General Fund:
	Cash & Money Market Fund—
*	Wells Fargo Short Term Investment Fund G	Money market fund	269,559

	Pooled Common and Collective Fund—
*	Wells Fargo Stable Return Fund G	Stable value fund	6,986,203

	Wrapper Contracts:
	J.P. Morgan Chase Bank N.A (Aaa/AA-)	5.02% contract	—
	Monumental Life Insurance Company (Aa3/AA)	5.02% contract	—

			—

	United States Government Obligations:
	GOVT NATL MTG ASSN POOL #510835	DTD 02/01/05 5.500 02/15/2035	387,643
	GOVT NATL MTG ASSN GTD REMIC	DTD 05/01/08 5.500 05/15/2038	522,325
	GOVT NATL MTG ASSN GTD REMIC	DTD 05/01/03 3.80031 01/16/2032	25,537
	GOVT NATL MTG ASSN POOL #403456	DTD 11/01/03 5.000 11/15/2033	203,798
	GOVT NATL MTG ASSN POOL #495357	DTD 06/01/02 6.250 07/15/2022	142,708
	GOVT NATL MTG ASSN POOL #603671	DTD 05/01/03 5.000 05/15/2033	120,990
	GOVT NATL MTG ASSN POOL #616201	DTD 01/01/04 6.000 01/15/2034	338,650
	GOVT NATL MTG ASSN POOL #616478	DTD 06/01/04 5.500 06/15/2034	393,783
	GOVT NATL MTG ASSN POOL #781690	DTD 12/01/03 6.000 12/15/2033	326,056
	GOVT NATL MTG ASSN REMIC	DTD 02/01/03 3.1296 04/16/2016	100,675

			2,562,165

	Farmers Home Mortgage Administration:
	FMHA #1317305344458 (6010-9785-31)	DTD 12/29/03 6.150 01/01/2010	14,738
	FMHA #15033305501345 (6010-5835-228)	DTD 12/29/03 5.400 05/01/2018	30,096
	FMHA #15033306509625	DTD 12/29/03 4.775 08/01/2017	20,842
	FMHA #15034306761349	DTD 01/12/04 4.675 08/01/2017	27,187
	FMHA #15034307507925 (6010-5835-222)	DTD 12/29/03 4.300 05/01/2010	3,718
	FMHA #15034307507925 (6010-5835-223)	DTD 12/29/03 5.400 05/01/2018	40,416
	FMHA #15054317847975 (6010-9785-38)	DTD 12/29/03 5.800 04/01/2012	10,571
	FMHA #15068316486392 (6010-5835-185)	DTD 12/29/03 5.300 07/01/2016	26,271
	FMHA #15072351755050 (6010-5835-216)	DTD 12/29/03 5.350 04/21/2018	7,945
	FMHA #1524280401417 (6010-5835-129)	DTD 12/29/03 6.625 02/01/2015	21,670
	FMHA #1533351344140 (6010-5835-146)	DTD 12/29/03 6.625 04/01/2015	42,179
	FMHA #1534312563723 (6010-5835-245)	DTD 12/29/03 5.400 02/01/2016	15,347
	FMHA #1535317383043 (6010-5835-244)	DTD 12/29/03 4.775 06/01/2018	9,700
	FMHA #1584305742021 (6010-9785-45)	DTD 12/29/03 3.625 01/01/2014	10,558
	FMHA #230150010392102(6010-1236-232)	DTD 12/29/03 8.025 07/21/2009	5,200
	FMHA #28034587621369 (6010-9007-320)	DTD 12/29/03 6.285 01/16/2017	26,603
	FMHA #2851587961927 (7130-9007-296)	DTD 12/29/03 6.775 06/22/2015	11,099
	FMHA #320100507363588 (6010-3231-31)	DTD 12/29/03 2.250 01/15/2030	19,271
	FMHA #32035470555511 (7130-3231-17)	DTD 12/29/03 5.400 03/01/2017	34,707
	FMHA #32063505745528 (7130-3846-1)	DTD 12/29/03 4.975 01/01/2012	5,516

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
	FMHA #32082507112481 (7130-3231-19)	DTD 12/29/03 6.375 12/15/2016	$11,265
	FMHA #37035161570118 (7130-6309-231)	DTD 12/29/03 4.960 08/20/2012	32,750
	FMHA #3705005356977401 (6010-6309228)	DTD 12/29/03 5.490 11/01/2014	20,026
	FMHA #37050166363204 (6010-6309-239)	DTD 12/29/03 4.165 11/05/2009	16,769
	FMHA #410360310742125 (6010-3872-2)	DTD 12/29/03 5.000 06/19/2015	156,542
	FMHA #5074249457928 (7130-9007-355)	DTD 12/29/03 4.725 01/08/2018	59,519
	FMHA #51010467063361 (6010-9007-159)	DTD 12/29/03 6.625 10/09/2013	7,501
	FMHA #580050391995796 (6010-4728-6)	DTD 02/17/04 5.375 01/01/2012	27,664
	FMHA #58006394787724 (6010-7951-47)	DTD 12/29/03 4.670 05/01/2013	10,521
	FMHA #580140391790299 (7130-3032-2)	DTD 12/29/03 4.725 05/01/2018	149,653
	FMHA #58018394402948	DTD 01/12/04 3.675 06/15/2010	4,483
	FMHA #580230391443553 (6010-5946-3)	DTD 12/29/03 6.325 05/01/2012	38,212
	FMHA #5805391950029 (6010-5572-115)	DTD 12/29/03 5.770 07/25/2017	38,936
	FMHA #580690391127741 (7130-5772-30)	DTD 12/29/03 6.000 03/31/2012	66,386
	FMHA #5820391787330 (6010-5572-103)	DTD 12/29/03 5.875 04/20/2017	33,776
	FMHA #5831398709150	DTD 01/12/04 4.795 06/20/2018	47,028
	FMHA #5836396180318 (6010-5572-114)	DTD 12/29/03 5.850 08/25/2017	52,678
	FMHA #5850395742076 (6010-5572-107)	DTD 12/29/03 6.415 06/25/2017	26,352
	FMHA #5859391235272 (6010-5572-45)	DTD 12/29/03 5.375 05/25/2015	68,983
	FMHA# 310240516648540 (6010-2571-48)	DTD 12/29/03 6.225 10/01/2016	22,413

			1,275,091

	Small Business Administration Loans:
	SBA—PVT MULTIPLE LOANS	PRIV PLCMT 5.105 09/20/2019	188,469
	SBA 4 LOAN 6.225	DTD 11/01/06 6.225 04/15/2021	159,713
	SBA GP #4843153005 (7130-7460-1)	DTD 12/29/03 6.225 06/01/2012	9,065
	SBA GP# 1190364003 (6010-5554-2)	DTD 12/29/03 3.000 11/12/2017	57,297
	SBA GP# 1833294000 (7130-7616-26)	DTD 12/29/03 4.350 08/07/2013	34,090
	SBA GP# 1966744008 (6010-5772-2)	DTD 12/29/03 5.600 04/17/2013	29,478
	SBA GP# 3121714007 (6010-5905-2)	DTD 12/29/03 3.000 05/11/2017	40,596
	SBA GP# 3800194008 (6010-2430-9)	DTD 12/29/03 5.360 06/29/2010	17,632
	SBA GP# 4901354001 (6010-5572-122)	DTD 12/29/03 4.875 04/15/2012	21,561
	SBA GP# 5109214006 (7130-3267-25)	DTD 12/29/03 2.500 03/08/2027	9,144
	SBA GP# 5781894009 (6010-0966-10)	DTD 01/12/04 5.355 10/31/2037	35,029
	SBA GP# 6011534004 (6010-1071-2)	DTD 12/29/03 5.375 03/10/2018	67,902
	SBA GP# 6111694003 (7130-7895-14)	DTD 12/29/03 4.800 02/28/2018	6,768
	SBA GP# 6178644004 (6010-3965-1)	DTD 12/29/03 4.375 03/15/2013	15,433
	SBA GP# 9234363006 (6010-5636-10)	DTD 12/29/03 3.000 09/09/2016	28,109
	SBA GP# 9745933002 (6010-1670-38)	DTD 12/29/03 7.090 02/01/2013	30,875
	SBA GP#2271064003 (6010-9007-115)	DTD 01/12/04 6.270 05/20/2014	23,560
	SBA LO	144A PRIV PLCMT 5.495 09/15/2028	80,044
	SBA SERIES 6.0975	144A PRIV PLCMT 6.0975 03/01/2026	124,557
	SBA SERIES 5.995	144A PRIV PLCMT 6.005 04/30/2026	212,677
	SMALL BUSINESS ASSOC LOANS	DTD 11/06/06 6.2690 02/23/2021	502,538
	SMALL BUSINESS ADMIN	DTD 02/22/06 5.408 02/10/2016	181,479
	SMALL BUSINESS ADMIN	DTD 08/25/04 4.754 08/10/2014	314,008
	SMALL BUSINESS ADMIN	DTD 09/28/05 4.941 09/10/2015	267,671
	SMALL BUSINESS ADMIN GTD DEV PARTN	DTD 12/12/90 8.950 12/01/2010	258
	SMALL BUSINESS ADMIN GTD DEV PARTN	DTD 09/13/89 9.050 09/01/2009	117

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
	SMALL BUSINESS ADMIN GTD PARTN CTFS	DTD 03/26/03 4.628 03/01/2013	$148,190
	SMALL BUSINESS ADMIN GTD PARTN CTFS	DTD 08/27/03 5.136 08/10/2013	269,439
	SMALL BUSINESS ADMINISTRATION	DTD 09/13/06 5.540 09/01/2026	408,188
	SMALL BUSINESS ADMINISTRATION	DTD 12/12/07 5.290 12/01/2027	361,518
	SMALL BUSINESS ADMINISTRATION	DTD 10/15/08 5.630 10/01/2028	264,860
	SMALL BUSINESS ADMINISTRATION	DTD 11/14/07 5.510 11/01/2027	10,688
	SMALL BUSINESS ADMINISTRATION	DTD 03/15/06 5.570 03/01/2026	663,273
	SMALL BUSINESS ADMINISTRATION	DTD 08/23/06 5.681 08/01/2016	365,790
	SMALL BUSINESS ADMINISTRATION	DTD 02/28/07 5.459 02/10/2017	476,425
	SMALL BUSINESS ADMINISTRATION	DTD 02/28/07 5.902 02/01/2018	446,333
	SMALL BUSINESS ADMINISTRATION	DTD 08/27/08 5.944 08/10/2018	400,521
	SMALL BUSINESS ADMINISTRATION	DTD 08/22/07 5.788 08/10/2017	638,894

			6,912,189

	United States Government Agency Obligations:
	OVERSEAS PRIVATE INVESTMENT CO	DTD 05/01/06 5.330 05/02/2010	151,385
	OVERSEAS PRIVATE INVESTMENT CO	DTD 08/20/08 0.000 12/09/2016	130,672
	U S DEPT HSG & URBAN DEV GOVT GTD	DTD 06/30/04 4.570 08/01/2010	548,178
	US DEPT HSG & URBAN DEV	DTD 09/14/06 4.990 08/01/2010	276,369
	U S DEPT HSG & URBAN DEV GOVT GTD	DTD 06/12/08 4.140 08/01/2014	337,410
	U S DEPT HSG & URBAN DEV GOVT GTD	DTD 06/12/08 4.480 08/01/2016	358,778
	USDA—PVT	PRIV PLCMNT 5.025 04/19/2019	14,289
	USDA D	PRIV PLCMNT 5.981 03/03/2035	55,668
	US DEPT OF AGRICULTURE/RBS	PRIV PLCMNT 5.175 12/18/2016	57,878
	US DEPT OF AGRICULTURE/RBS	PRIV PLCMNT 6.125 11/22/2019	94,733
	FSA—PVT	DTD 04/25/03 4.825 05/01/2013	13,771

			2,039,131

	Corporate Bonds:
	AMERICAN EXPRESS BK FSB	DTD 12/11/08 3.150 12/09/2011	96,542
	BANK OF AMERICA CORP	DTD 12/04/08 3.125 06/15/2012	99,585
	CITIGROUP INC	DTD 12/09/08 2.875 12/09/2011	98,762
	GOLDMAN SACHS GROUP INC	DTD 12/01/08 3.250 06/15/2012	60,009
	HSBC USA INC	DTD 1216/08 3.125 12/16/2011	99,538
	JOHN DEERE CAPITAL CORP	DTD 12/19/08 2.875 06/19/2012	65,620
	JP MORGAN CHASE & CO	DTD 12/02/08 3.125 12/01/2011	99,574
	MORGAN STANLEY	DTD 12/02/08 3.250 12/01/2011	99,893
	NEW YORK COMMUNITY BANK	DTD 12/17/08 3.000 12/16/2011	75,355
	REGIONS BANK	DTD 12/11/08 3.250 12/09/2011	99,645
	SOVEREIGN BANK	DTD 12/22/08 2.750 01/17/2012	65,435
	SUNTRUST BANK	DTD 12/16/08 3.000 11/16/2011	98,994
	ARAB REP EGYPT	DTD 09/27/05 4.450 09/15/2015	278,799

			1,337,751

			21,382,089

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
	Mutual funds:
	American Growth Fund (R5)	44,560 shares	$910,797
	Vanguard Intermediate Term Fund	44,480 shares	384,752
	Vanguard Target Retirement 2020	4,954 shares	82,090
	Vanguard Target Retirement 2030	792 shares	12,311
	Vanguard Target Retirement 2040	4 shares	62
	Vanguard Target Retirement 2050	4 shares	62
	Vanguard Target Retirement 2010	68,701 shares	1,209,831
	Columbia Acorn Fund—Class Z	34,694 shares	614,438
	Dodge & Cox Stock Fund	10,120 shares	752,619
	Artio International Equity II A Fund	90,858 shares	894,950
	Vanguard Institutional Index Fund	1,405 shares	115,961
	Vanguard Target Retirement Fund	6,173 shares	58,763
	Vanguard Target Retirement 2005 Fund	7,026 shares	68,086
	Vanguard Target Retirement 2015	44,657 shares	426,471
	Vanguard Target Retirement 2025	11,333 shares	105,056
	Vanguard Target Retirement 2035	7 shares	62
	Vanguard Target Retirement 2045	7 shares	62
	Vanguard Value Index Fund	16,371 shares	263,242

			5,899,615

			$34,650,115

*	Known to be a party-in-interest.

Cost is not required for participant directed accounts.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5550, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2008

(a) Party involved	(b) Description of asset	(c) Purchase price at cost	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Single Transactions—
None

Series Transactions by Broker (A):

Blair, William & CO.	* FC Stone Group, Inc. common stock (15 purchases)	8,315,092	—	—	16,953	8,315,092	8,315,092	—
Blair, William & CO.	* FC Stone Group, Inc. common stock (6 sales)	1,657,210	2,571,613	—	4,401	1,657,210	2,571,613	914,403

RBC Dain Rauscher Inc.	* FC Stone Group, Inc. common stock (8 purchases)	2,062,091	—	—	5,157	2,062,091	2,062,091	—
RBC Dain Rauscher Inc.	* FC Stone Group, Inc. common stock (8 sales)	1,788,511	5,272,948	—	5,480	1,788,511	5,272,948	3,484,437

Knight Securities Broadcort CA	* FC Stone Group, Inc. common stock (3 purchases)	5,460,718	—	—	6,180	5,460,718	5,460,718	—
Knight Securities Broadcort CA	* FC Stone Group, Inc. common stock (1 sale)	205,734	758,112	—	575	205,734	758,112	552,378

Series Transactions by Issue (A):

* Wells Fargo	Wells Fargo Short-Term Investment Fund G (148 purchases)	29,163,717	—	—	—	29,163,717	29,163,717	—
* Wells Fargo	WellsFargo Short-Term Investment Fund G (93 sales)	29,972,684	29,972,684	—	—	29,972,684	29,972,684	—

* FCStone Group	* FC Stone Group, Inc. common stock (36 purchases)	19,807,332	—	—	34,989	19,807,332	—	—
* FCStone Group	* FC Stone Group, Inc. common stock (35 sales)	6,844,080	19,675,496	—	21,529	6,844,080	19,675,496	12,831,416

(A)	The numbers in parentheses represent the number of transactions.

* Known to be a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of FCStone Group, Inc.

The Administrator of the FCStone Group Employee Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (No. 333–125889) on Form S-8 of FCStone Group, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the FCStone Group Employee Stock Ownership Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedules: schedule H, part IV, line 4(i) — schedule of assets (held at end of year) as of December 31, 2008 and schedule H, part IV, line 4(j) — schedule of reportable transactions for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the FCStone Group Employee Stock Ownership Plan.

/s/ KPMG LLP

Kansas City, Missouri

June 29, 2009